11021715

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5/A
# PART III

SEC Mail Processing Section
MAR 22 2011
Washington DC
110

| SEC FILE NUMBER |
|---|
| 8-42121 |

## FACING PACE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sisung Securities Corporation

| OFFICIAL USE ONLY |
|---|
| 25752 |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 St. Charles Ave., Suite 4240
(No. and Street)

New Orleans (City) LA (State) 70170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence J. Sisung, Jr. (504)-544-7700
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, Sehrt, Romig & Hand
(Name- *if individual, state last, first, middle name*)

5100 Village Walk, Suite 300 (Address) Covington (City) LA (State) 70433 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Sec 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

# OATH OR AFFIRMATION

I, Lawrence J. Sisung, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sisung Securities Corporation as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

Notary Public

ROBERT LANE SISUNG
NOTARY PUBLIC
51044
JEFFERSON PARISH, LA

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LaPorte Sehrt
Romig Hand
CERTIFIED PUBLIC ACCOUNTANTS

March 18, 2011

Lawrence J. Sisung, Jr.
**Sisung Securities Corporation**
201 St. Charles Ave., Ste. 4240
New Orleans, LA 70170

Dear Mr. Sisung:

In response to the notice that you received from FINRA regarding a deficiency in your annual audit package filed for the year ended December 31, 2010, we have enclosed an updated Schedule I – Computation of Net Capital Under Rule 15c3-1, which includes a reconciliation of the Company's computation at the bottom, that fulfills the requirements of SEC Rule 17a-5(d)(4).

In the original audit package that we completed, this reconciliation was not shown because there were no differences between net capital as computed as part of the audit, and net capital as filed on your FOCUS report, as amended.

In the future, we will provide the reconciliation at the bottom of this schedule, even if there are no differences.

Please let me know if you need anything further.

Sincerely,
**LaPorte, Sehrt, Romig and Hand**
A Professional Accounting Corporation

Cheryl Haspel, CPA
Director of Audit Services

111 Veterans Memorial Boulevard, Suite 600, Metairie, LA 70005 · 504.835.5522 · Fax 504.835.5535
5100 Village Walk, Suite 300, Covington, LA 70433-4012 · 985.892.5850 · Fax 985.892.5956
Town Hall West, 10000 Perkins Rowe, Ste. 200, Baton Rouge, LA 70810-1797 · 225.296.5150 · Fax 225.296.5151
www.laporte.com

**SISUNG SECURITIES CORPORATION**
**Supplementary Information**
**December 31, 2010**

**Schedule I**
**Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission**

| | |
|---|---|
| **Net Capital** | |
| Total Stockholder's Equity | $ 858,948 |
| Add | |
| Subordinated Borrowings Allowable in Computation of Net Capital | 600,000 |
| Deductions and/or Charges | |
| Furniture, Fixtures, and Equipment, Net | (140,861) |
| Other Assets | (19,580) |
| Net Capital Before Haircuts on Securities Positions | 1,298,507 |
| Haircuts on Securities | (5,335) |
| Net Capital | $ 1,293,172 |
| **Aggregate Indebtedness** | $ 61,637 |
| **Computation of Basic Net Capital Requirement** | |
| Net Capital Required | $ 250,000 |
| Excess of Net Capital | $ 1,043,172 |
| Excess Net Capital at 1,000% | $ 1,287,008 |
| Ratio: Aggregate Indebtedness to Net Capital | .05 to 1 |
| **Reconciliation With Company's Computation** | |
| (Included in Part II of Form X-17A-5 as of December 31) | |
| Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report (as Amended) | $ 1,293,172 |
| Net Capital Per Above | $ 1,293,172 |